CORRESP1_filename1.htm
November 17, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Andrew Blume and Kevin Woody

Re: NXP Semiconductors N.V.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K Filed July 25, 2023
File No. 001-34841

Dear Mr. Blume and Mr. Woody:

On behalf of NXP Semiconductors N.V. (“NXP”, the “Company”, or “we”), I hereby submit this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff) of the U.S. Securities and Exchange Commission as set forth in the Staff’s letter dated November 8, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 and Form 8-K filed July 25, 2023.

For ease of reference, the Staff’s comments have been stated below in their entirety in bold text, followed by the corresponding responses from the Company.

Form 10-K for the Fiscal Year Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. As an example, we note that you attribute the change in gross profit on page 36 to a number of partially offsetting factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and we confirm that in future filings, when we describe two or more business reasons that contributed to a material change in a financial statement line item between periods, we will quantify, where possible, the extent to which each factor contributed to the overall change in that line item.

Form 8-K Filed July 25, 2023
Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited), page 8

1.Your presentation in this table gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings. Refer to Question 102.10(a) and (c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and we confirm that we will revise the referenced table in future filings so that the presentation of the reconciliation tables do not resemble a full non-GAAP income statement. The following reflects the revised presentation as applied to the GAAP to non-GAAP reconciliations for Form 8-K filed July 25, 2023 (the “Q2 2023 Earnings Release”).

Q2 2023 Earnings Release Non-GAAP Reconciliations Revised Presentation

Table 4: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions)	Three months ended
	July 2, 2023	April 2, 2023	July 3, 2022
GAAP Gross Profit	$1,881	$1,770	$1,882
PPA Effects	(14)	(13)	(14)
Restructuring	—	2	3
Share-based compensation	(13)	(13)	(12)
Other incidentals	(18)	(22)	(10)
Non-GAAP Gross Profit	$1,926	$1,816	$1,915
GAAP Gross margin	57.0%	56.7%	56.8%
Non-GAAP Gross margin	58.4%	58.2%	57.8%
GAAP Research and development	$(589)	$(577)	$(542)
Restructuring	—	(14)	1
Share-based compensation	(51)	(52)	(45)
Other incidentals	(1)	(1)	(3)
Non-GAAP Research and development	$(537)	$(510)	$(495)
GAAP Selling, general and administrative	$(274)	$(280)	$(265)
PPA effects	—	(1)	(1)
Restructuring	—	(6)	—
Share-based compensation	(38)	(34)	(32)
Other incidentals	(2)	(21)	(3)
Non-GAAP Selling, general and administrative	$(234)	$(218)	$(229)
GAAP Operating income (loss)	$937	$825	$943
PPA effects	(95)	(99)	(149)
Restructuring	—	(18)	4
Share-based compensation	(102)	(99)	(89)
Other incidentals	(21)	(44)	(16)
Non-GAAP Operating income (loss)	$1,155	$1,085	$1,193
GAAP Operating margin	28.4%	26.4%	28.5%
Non-GAAP Operating margin	35.0%	34.8%	36.0%
GAAP Income tax benefit (provision)	$(158)	$(118)
Income tax effect	22	49
Non-GAAP Income tax benefit (provision)	$(180)	$(167)
GAAP Net income (loss) attributable to stockholders	$698	$615
PPA Effects	(95)	(99)
Restructuring	—	(18)
Share-based compensation	(102)	(99)
Other incidentals	(21)	(44)
Other adjustments	20	41
Non-GAAP Net income (loss) attributable to stockholders	$896	$834

	Three months ended
	July 2, 2023	April 2, 2023
GAAP net income (loss) per common share attributable to stockholders – diluted	$2.67	$2.35
PPA Effects	(0.37)	(0.38)
Restructuring	—	(0.07)
Share-based compensation	(0.39)	(0.38)
Other incidentals	(0.08)	(0.17)
Other adjustments	0.08	0.16
Non-GAAP net income (loss) per common share attributable to stockholders - diluted	$3.43	$3.19

If the Staff has any questions or requires any additional information regarding the foregoing, please do not hesitate to contact me at +31 40 2729999.

Very truly yours,

NXP SEMICONDUCTORS N.V.

By:    /s/ William J. Betz
Name:    William J. Betz
Title:    Chief Financial Officer